SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

     This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated October 30, 2003 re: Partner Communications Announces a Change in its Board of Directors.

Partner Communications Announces a Change in its Board of Directors
SIGNATURES

Partner Communications Announces a Change in its Board of Directors

Rosh Ha’ayin, Israel, October 30th, 2003 — Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, London: PCCD) announced the appointments of Mr. Dominic Lai Kai Ming and Mr. Moshe Vidman to its Board of Directors. Mr. Vidman will serve as an External Director.

Mr. Dominic Lai Kai Ming has been an Executive Director of Hutchison Whampoa Limited since 2000. He is also the Deputy Chairman of Hutchison Harbour Ring Limited and Vanda Systems & Communications Holdings Limited and a Director of priceline.com Incorporated. He has over 20 years of management experience in different industries. He holds a Bachelor of Science (Hons) degree and a Master’s degree in Business Administration.

Mr. Vidman serves as a director of Israel Corporation Ltd., ICL – Israel Chemicals Ltd.; Dead Sea Works Ltd.; Jafora-Tabori Ltd.; Rosebud Medical Ltd. and Ex-Libris Ltd. Mr. Vidman also serves as a member of the Board of Directors and a member of the Executive Committee of the Jerusalem Foundation and of Beit Lessin (public theatre). He also serves as a member of the Board of Governors, Chairman of the Endowment Fund Committee and Chairman of the Assets Committee of The Hebrew University of Jerusalem. Previously he served as the Deputy Accountant General in the Ministry of Finance. He was also the CEO of Aryt Optronics Ltd. and the Managing Director of Revlon Israel. Mr. Vidman served as a director of Koor Industries, Chairman of the Board of Directors of Africa-Israel Hotels and Chairman of the Executive Committee of Africa-Israel Ltd.

Mr. Canning Fok, the Chairman of the Board of Partner, wished Mr. Lai and Mr. Vidman success in their new roles.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over 2 million subscribers in Israel. Partner subscribers can use roaming services in 122 destinations using 271 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Contact:

Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel: +972 67 814151
Fax: +972 67 814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By	/s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer

Dated: October 30, 2003